U.S. Securities and Exchange Commission
                             Washington, D.C. 20549




                                  FORM N-17F-2




     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES



                   Date examination completed: June 30, 2001



 1. Investment Company 1940 Act File Number:  811-8846



 2. State Identification Number:              NE


 3. Exact number of investment company        1933 Act Registration #33-85982
    as specified in registration statement:   1940 Act Registration #811-8846



 4. Address of principal executive office:    First Focus Funds
                                              (formally/First Omaha Funds, Inc.)
                                              One First National Center
                                              Sixteenth and Dodge Street
                                              Omaha, Nebraska 68102-1596


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                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
First Focus Funds, Inc.
(formerly First Omaha Funds, Inc.):

We have examined management's assertion, included in its representation letter, that First Focus Funds, Inc., (formerly First Omaha Funds, Inc.) comprised respectively of the Nebraska Tax-Exempt Fund, Colorado Tax Exempt Fund, Income Fund, Equity Fund, Fixed Income Fund, Growth Fund, Short/Intermediate Fixed Income Fund, Balanced Fund and the Small Cap Fund, (collectively, the "Funds") complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2001, and during the period March 31, 2001 (the date of our last examination) through June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001 and the period March 31, 2001 through June 30, 2001, with respect to securities transactions:

     o Confirmation of all securities, if any, held by institutions in book entry form (Federal Reserve Bank, Goldman Sachs, Federated Bank and The Depository Trust Company);

     o    Confirmation  or  examination  of  underlying   documentation  of  all
          securities purchased but not received;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

     o Agreement of one security purchase and one security sale or maturity since the date of our last report from the books and records of the Fund to broker receipts.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that First Focus Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 and for the period from March 31, 2001 through June 30, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of First Focus Funds, Inc. and the Securities and Exchange Commission and is not intended to be, and should not be used by any other parties.


                                  /s/ KPMG LLP

July 20, 2001